UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

YUKON-NEVADA GOLD CORP.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

98849Q101

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98849Q101	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Newmont Mining Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,851,220
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE VOTING POWER 2,851,220
8. SHARED DISPOSITIVE VOTING POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,851,220
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%(1)
12.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)

Calculated based on the 175,113,430 shares of the common stock of the Issuer as represented by the Issuer to be outstanding as of November 9, 2007 as set forth in the Issuer’s Report of Foreign Issuer on Form 6-K for the period ended September 30, 2007 filed with the Securities and Exchange Commission on March 7, 2008.

CUSIP No. 98849Q101	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Newmont Mining Corporation of Canada Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 2,851,220
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE VOTING POWER 2,851,220
8. SHARED DISPOSITIVE VOTING POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,851,220
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%(1)
12.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Calculated based on the 175,113,430 shares of the common stock of the Issuer as represented by the Issuer to be outstanding as of November 9, 2007 as set forth in the Issuer’s Report of Foreign Issuer on Form 6-K for the period ended September 30, 2007 filed with the Securities and Exchange Commission on March 7, 2008.

CUSIP No. 98849Q101	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Yukon-Nevada Gold Corp. (formerly Queenstake Resources Ltd.)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

999 18th Street, Suite 2940, Denver, CO 80202

Item 2(a).	Name of Person Filing:

Newmont Mining Corporation

Newmont Mining Corporation of Canada Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1700 Lincoln Street, 37th Floor, Denver, CO 80203

Item 2(c).	Citizenship:

Newmont Mining Corporation - Delaware

Newmont Mining Corporation of Canada Limited - Canada

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP No.:

98849Q101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-l(b)(1)(ii)(J).

CUSIP No. 98849Q101	13G	Page 5 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Newmont Mining Corporation - 2,851,220

Newmont Mining Corporation of Canada Limited - 2,851,220

(b)	Percent of class:

Newmont Mining Corporation - 1.6%

Newmont Mining Corporation of Canada Limited - 1.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Newmont Mining Corporation - 2,851,220

Newmont Mining Corporation of Canada Limited - 2,851,220

(ii)	Shared power to vote or to direct the vote:

N/A

(iii)	Sole power to dispose or to direct the disposition of:

Newmont Mining Corporation - 2,851,220

Newmont Mining Corporation of Canada Limited - 2,851,220

(iv)	Shared power to dispose of or to direct the disposition of:

N/A

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Newmont Mining Corporation of Canada Limited. See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98849Q101	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEWMONT MINING CORPORATION

Dated: May 2, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

NEWMONT MINING CORPORATION OF CANADA LIMITED

Dated: May 2, 2008	By:	/s/ Sharon E. Thomas
	Name:	Sharon E. Thomas
	Title:	Vice President and Secretary

CUSIP No. 98849Q101	13G	Page 7 of 7 Pages

Exhibit A

1.	Relevant Subsidiary:

Newmont Mining Corporation of Canada Limited

2.	Place of Organization

Canada